Exhibit 99.3
     Corporate Services

No. DCS/PREF/ST/PRE/78/09-10	COURIER 22nd April, 2009
The Company Secretary
Satyam Computer Services Limited
Mayfair Centre, SP Road,
Secunderabad — 500003.
Dear Sir,
RE: ‘In-principle’ approval under Clause 24(a) of the Listing Agreement
We refer to your application seeking our ‘in-principle’ approval for the issue of 30,27,64,327 Equity shares of Rs.2/- each at a premium of Rs.56/- per share to Venturbay Consultants Pvt. Ltd. on a preferential basis in terms of Clause 24(a) of the Listing Agreement.
The Exchange hereby grants its ‘in-principle’ approval for the aforesaid issue. This ‘in-principle’ should not be constructed as our approval of listing of any security and you shall duly and separately comply with the requirements in respect thereof. Till such time, you shall not take any steps to dematerialize any security that may be allotted pursuant to this approval.
You are advised to ensure that the issue and allotment of securities is strictly in accordance with the provisions of the Companies Act, 1956, Securities Contracts (Regulation) Act, 1956, the Securities and Exchange Board of India Act, 1992, the Depositories Act, 1996 and the Rules, Regulations, Guidelines, etc. made thereunder, Chapter XIII of SEBI (DIP) Guidelines, Hon’ble Company Law Board Order dated 16th April 2009, SEBI letters dated 20th April 2009 and 21st April 2009 and the Listing Agreement with us. In addition, you shall also obtain such statutory and other approvals as are required for the purpose.
Specifically, you are advised to obtain the particulars relating to the allottee(s) as specified in Clause 13.1C of the SEBI (DIP) Guidelines before making any allotment of securities and ensure that the allotment is made in accordance with Clause 13.4.1. Any delay in obtaining the particulars specified in Clause 13.1C shall not count as pendency of approval from any regulatory authority or the Central Government referred to in the Proviso to Clause 13.4.1. Any allotment made inconsistent with this requirement would result in our not granting permission for listing of securities requiring you to initiate remedial steps.
On allotment of securities pursuant to this ‘in-principle’ approval you shall without delay make a listing application in terms of our Regulations 2.3 along with such fees as may be payable in terms of Clause 38(a) of the Listing Agreement read with Schedule II. You shall also arrange to submit to us the documents as set out in the enclosed list.
The Exchange reserves its right to withdraw this ‘in-principle’ approval at any stage if the information submitted to the Exchange is found to be incomplete/ incorrect/ misleading/ false or if it contravenes any Rules, Bye-laws and Regulations of the Exchange, Listing Agreement, Guidelines/ Regulations issued by statutory authorities etc.
Yours faithfully,

(Netra Sahani) Asst. General Manager (DCS)	(Shraddha Tambe) Dy. Manager (DCS)
Encl.: a/a
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